 Westchester Capital
FUNDS

2017

Q4 Quarterly Review

	Share class	Ticker	Morningstar Category	OVERALL Morningstar Rating™
The Merger Fund®	Institutional	MERIX	Market Neutral NE	★★★ Out of 118 market neutral funds as of 12/31/2017
	Investor	MERFX		★★★ Out of 118 market neutral funds as of 12/31/2017
The Merger Fund VL	Insurance Dedicated Fund	MERVX	Market Neutral NE	
Credit Event Fund	Institutional	WCFIX	Long-Short Credit	
	Investor	WCFRX		
Event-Driven Fund	Institutional	WCEIX	Multi-Alternative	★★★ Out of 286 multi-alternative funds as of 12/31/2017
	Investor	WCERX		☆☆☆ Out of 286 multi-alternative funds as of 12/31/2017

The Overall Morningstar Rating is derived from a weighted average of the Fund's 3-, 5-, and 10-year Morningstar Rating metrics.

Shareholder Services: U.S. Bancorp Fund Services, LLC

P.O. Box 701 ◼ Milwaukee ◼ Wisconsin 53201

(800) 343-8959

Investment Adviser: Westchester Capital Management, LLC

100 Summit Lake Drive ◼ Valhalla ◼ New York 10595

(914) 741-5600 ◼ Fax (914) 741-2950



Westchester Capital
FUNDS

Q4 2017 Quarterly Review

STANDARDIZED PERFORMANCE SUMMARY
As of December 31, 2017

Strategy Assets:

Merger Arbitrage[1]	$2.5 billion
Opportunistic Credit	$2.7 million
Multi-Event[2]	$346.9 million

	Average Annual Total Return (%)						Annual Operating Expense Ratio (%)[3]				
Merger Arbitrage	QTD	YTD	1 YR	5 YR	10 YR	Life	Gross Expense Ratio	Net Expense Ratio[3]	Net Expenses excluding Investment-Related Expenses[4,5]	Performance Inception	Ticker
The Merger Fund (Institutional)	0.04	2.74	2.74	n/a	n/a	2.03	1.79%	1.68%	1.07%	08/01/2013	MERIX
The Merger Fund (Investor)	-0.04	2.39	2.39	1.83	2.38	6.05	2.12%	2.01%	1.40%	01/31/1989	MERFX
Insurance Dedicated Funds[5]											
The Merger Fund VL	0.09	2.56	2.56	1.86	3.31	4.53	2.85%	2.09%	1.40%	05/26/2004	MERVX
Opportunistic Credit[5]											
Credit Event Fund (Institutional)	n/a	n/a	n/a	n/a	n/a	n/a	2.30%	1.88%	1.64%	12/29/2017	WCFIX
Credit Event Fund (Investor)	n/a	n/a	n/a	n/a	n/a	n/a	2.55%	2.13%	1.89%	12/29/2017	WCFRX
Multi-Event[5]											
Event-Driven Fund (Institutional)	0.52	4.72	4.72	n/a	n/a	2.31	2.54%	2.53%	1.74%	01/02/2014	WCEIX
Event-Driven Fund (Investor)	0.52	3.77*	n/a	n/a	n/a	3.77	2.79%	2.78%	1.99%	03/22/2017	WCERX

* Partial year

MARKET INDICES	QTD	YTD	1 YR	5 YR	10 YR
US Fund Market Neutral	0.81%	2.48%	2.48%	1.48%	0.33%
US Fund Multialternative	1.74%	5.68%	5.68%	1.71%	0.62%
Wilshire Liq Alt Event Driven TR USD	0.31%	2.79%	2.79%	0.77%	2.18%
S&P 500 TR USD (1936)	6.64%	21.83%	21.83%	15.79%	8.50%
BBgBarc US Agg Bond TR USD	0.39%	3.54%	3.54%	2.10%	4.01%
ICE BofAML 3M US Trsy Note TR USD	0.28%	0.86%	0.86%	0.27%	0.39%

QTD and YTD performance is not annualized. Performance data quoted represent past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Funds may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Funds' prior investment advisor. Messrs. Behren and Shannon, the Funds' current portfolio managers, have served as co-portfolio managers of the Funds since 2007. Performance data current to the most recent month-end may be obtained by calling (800) 343-8959 or by visiting www.westchestercapitalfunds.com.

[1]Includes USD 53 million in private funds advised by Westchester Capital Management, LLC's affiliated investment advisor and USD 132 million in a sub-advised fund. [2]Includes USD 247 million in sub- advised funds. [3]Net expense ratios are as of a fund's most recent prospectus and were applicable to investors. [4]Investment related expenses include expenses related to short sales and interest on any borrowing and acquired fund fees and expenses. [5]The Adviser has contractually agreed to waive its investment advisory fee and to reimburse the Fund for other ordinary operating expenses to the extent necessary to limit ordinary operating expenses at the stated levels. See prospectus for additional details.



Fellow Shareholders,

The Merger Fund® (MERIX) advanced by 0.04% during the fourth quarter, slightly behind the hedge-fund-heavy HFR Merger Arbitrage Index, which was up 0.49% during the period. However, we outperformed the HFR assemblage by over half a percent for the full calendar year, adding 2.74% vs. the index's 2.23%. The Merger Fund® was quite tax-conscious this year as well. Despite the gains, the Fund paid a taxable distribution of approximately only 1%, all of which qualified for the lower-assessed QDI (qualified dividend income) treatment. Additionally, due to loss harvesting and other factors, we have retained a loss carry-forward of approximately $42.3mm, or about $0.29 per current share count, which as of now should shelter the next 2% of capital gains.

Fixed income comps began to fade later in the year, with the Bloomberg Barclays US Aggregate Bond Index and 3-month Treasury Bills tacking on 3.54% and 0.86% for the year, respectively. The postscript to this paragraph is that as of the writing of this letter, interest rates have moved up and corporate transaction activity has kicked into high gear. This has helped our results and hurt fixed-income investments in general. To wit, through January 31, The Merger Fund® (MERIX) is up 1.58% and the WCM Alternatives: Event-Driven Fund is up 1.77% vs. the Bloomberg Barclays US Aggregate Bond Index which is down 1.15% while T-Bills are up 0.12%, reflecting the expected negative correlation of absolute return products and interest rates.

Both our correlation and volatility continued to track below that of our peer indices as defined by Morningstar. The Merger Fund® once again exhibited roughly one-fifth the "risk" (volatility) of the S&P 500 Index[1] and the beta correlation similarly remained at approximately 0.2 as of December 31.

As mentioned above, fixed income markets have begun to suffer from continued Federal Reserve tapering and rising rates. We have reiterated (ad nauseum) that our funds' negative correlation with bond prices (our three year beta to the Bloomberg Barclays Aggregate Bond Index is -0.18) should prove helpful when rates rise, which is typically bad for bonds. As a result, Fund inflows have increased according to feedback from fixed income investors repositioning their portfolios to include non-or negatively-correlated investments. Correspondingly, we have observed that many advisers have modified the standard 60/40 portfolio (60% equities, 40% fixed income) to add 20% in liquid alternatives as a diversifier, for a new formulation of 50/30/20.

Although many investors questioned the ability of the markets to continue its 7-year rebound from the financial crisis, equities tracked the country's continued economic recovery and continued to climb on hopes that President Trump's policies would ignite business activity. All four equity indices closed the year strongly, as the S&P 500, Dow Jones Industrial Average, NASDAQ Composite and the Russell 2000 all finished the year at record or multi-year highs. ETF and passive fund inflow no doubt exacerbated the strength, as more than $465 billion flowed into U.S.-listed ETFs alone, shattering last year's $287 billion record.

Business Climate

As markets powered ahead globally, merger and acquisition ("M&A") activity ramped upwards as well. In fact, for a record third year in a row, more than 50,000 M&A deals were announced worldwide, this year totaling $3.54 trillion in value.[2] Worldwide composition changed, as a 16% year-over-year drop in domestic M&A was offset by a 16% rise in European M&A and an 11% rise in Asia-Pacific activity. Individual deal values slipped a bit in 2017 as "megadeals" greater than $5 billion in market capitalization dipped but have picked up again to start 2018. Factors such as historically high corporate cash balances, the second-longest bull market on record, readily available debt financing, and now access to repatriated overseas cash all contributed to the conducive environment.

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[1] Three-year trailing standard deviation for The Merger Fund® was 2.65% versus 12.47% for the S&P 500 Index
[2] CEOs go M&A hunting as booming markets unleash deal making spirits, Reuters, December 28, 2017

Performance data quoted represents past performance; past performance does not guarantee future results.



President Trump's new administration has had a tremendous impact on the financial world. His regulatory appointments have been perceived as pro-free-market, and his spending policies have been clearly stimulative. Most importantly, tax reform has unleashed massive corporate spending capacity.



Global deal volumes – 2017 vs. 2016

19.2%
6.9%
-13.2%
Deals 500m – 1bn
Deals 1bn – 5bn
Deals 5bn+

Allen & Overy | M&A Insights | Q4 2017

However, the jury is still out on the Administration's expected regulatory hands-off policy. Approvals are taking longer than in the past due to increased regulatory complexity and scrutiny. Once again, the excellent work done by Evren Ergin of UBS highlighted that in 2017, deals with Hart Scott-Rodino antitrust approvals took on average almost 260 days to close, more than two standard deviations greater than the historical average of 195 days. This may be partly due to the increased internationalization of transaction activity, with the frequency of required approvals by the Committee on Foreign Investment in the U.S. and China's Ministry of Competition have risen markedly in the past several years. Additionally, as we wrote in December, the Department of Justice ("DOJ") injected uncertainty into expectations of the government's approval posture when it filed a lawsuit to block the AT&T – Time Warner merger, ostensibly a merger of two companies who do not compete with each other in any market. Such transactions, called vertical mergers, have not been challenged by the government since 1977, with the last DOJ victory back in 1962. We would be happy to discuss this suit and its implications in more detail with any interested investor.

The lawsuit was significant for arbitrage, event-driven and even fundamental investors, as its announcement sent ripples through the market, and a government victory could deter other executives from pursuing these types of transactions. Although the suit impacted our portfolios, causing negative marks-to-market in a number of unrelated transactions, arbitrage spreads in general widened as a result and we opportunistically deployed tens of millions of dollars in attractive opportunities. Currently, we are at our highest level of investment in several years. Deal flow is robust and the average risk-reward profile has improved along with modest spread widening due to the early uptick in interest rates. As occasionally occurs, our decision to proactively add to positions has rewarded our investors with enhanced performance. Since our shareholder communication on December 12, when the lawsuit was filed, The Merger Fund® and WCM Alternatives: Event-Driven Fund, Institutional, have returned 1.81% and 2.20% respectively.

The Deloitte M&A trends report, which includes a survey of more than 1,000 executives at corporations and private equity firms regarding the current year and future expectations, points to strong deal activity ahead. According to the report, "nearly 70 percent of executives at US-headquartered corporations and 76 percent of leaders at domestic-based private equity firms expect deal flow to increase over the next 12 months." Further, there is a virtually unanimous sentiment that average deal size will increase compared to 2017. Of particular note, survey results identified technology acquisition and digital strategy as primary drivers of future merger activity.[3]

Although uncertainty over tax reform dampened activity in 2017, its passage appears to have greased the skids for a slew of transactions. Just three weeks into 2018, over $152 billion of new deals have been announced, the highest rate since the technology bubble of 2000[4]. Since the dissemination of the GOP tax bill, highlights include Broadcom's $103 billion hostile offer for Qualcomm; CVS' $69 billion agreement to buy insurer Aetna; Walt Disney's $52 billion deal to buy film and TV business from 21st Century Fox, and United Technologies' $30 billion

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[3] Deloitte 2018 M&A Trends Report

[4] Dealmakers Are Off to Hottest Start of the Year Since 2000, Bloomberg, January 23, 2018

Performance data quoted represents past performance; past performance does not guarantee future results.



Westchester Capital
FUNDS

purchase of avionics maker Rockwell Collins. Rounding out the list was AIG's $6 billion purchase of British reinsurer Validus and Celgene's 91% premium transaction with cancer researcher Juno Therapeutics Inc. Many of the new transactions will be funded with money held offshore by domestic companies that can now repatriate those funds at a significantly lower tax rate than previously. The new tax code requires corporations to pay a one-time tax of 8%-15.5% on foreign earnings held overseas and it must be paid whether the funds are brought back to the US or not. This effectively eliminates the incentive for companies to keep cash offshore to defer taxes on offshore earnings, explained Manal Corwin of KPMG to the Los Angeles Times[5]. We expect this influx of cash to continue to fuel deal activity 2018.

Portfolio Highlights

The Merger Fund® held 79 investments during the quarter and experienced no terminated deals. Reflecting a greater than 3:1 ratio of winners to losers, 60 positions posted positive gains while 19 had negative mark-to-market. We invested in 22 new situations during the quarter, and as of the end of December we held 63 positions and were approximately 100% invested.

Winners

- The Altaba stub (Altaba's remaining assets in excess of its significant holdings in Alibaba and Yahoo Japan) was our biggest winner in 4Q. The position was an excellent vehicle to profit from U.S. tax reform. For most of the year, it appeared that the market was putting almost no probability of either a meaningful reduction in the corporate tax rate or a tax-efficient monetization of the company's Alibaba stake. The remainder, known as the stub, rallied on the tax bill passage, reducing the maximum potential tax liability of a stake sale from a mid-30s percentage tax rate to a low-20s percentage tax rate. The risk-reward still appears attractive as the company can continue to buy back its shares at 25-27% discount to the value of its holdings while pursuing a deal with Alibaba to reduce the discount further.

- Our Sky PLC position rallied after FOX agreed to make significant assets sales to Disney, including Fox's stake in Sky. The previously planned Fox purchase of Sky should proceed as planned and is targeted to close sometime mid-year. While it is unclear what impact this asset sale might have on UK regulatory scrutiny of the Fox-Sky deal, Disney's purchase reassured the market of Sky's intrinsic value.

- NXP – Qualcomm: NXP shares have been trading above Qualcomm's offer price, as many NXP shareholders, including hedge fund Elliott Management Corp., have been holding out for a better price. Qualcomm need not decide whether to raise its offer until it receives antitrust clearance from the remaining worldwide regulators reviewing the deal, which is expected in Q1 2018. Meanwhile, Qualcomm is fending off a hostile offer from Broadcom. Broadcom said it was interested in acquiring Qualcomm with or without completion of the NXP deal.

Losers

- AT&T and Time Warner announced their $85 billion merger last year, but the closing has been dragged out by the government's antitrust review. The DOJ alleges in its lawsuit that the combination would stifle competition and innovation and raise prices for consumers. AT&T says it sees no reason for its merger to be treated differently than other vertical mergers and decades of antitrust precedent. The Court is expected to rule as soon as the second quarter of 2018 unless there is an earlier settlement among the parties.

- Monsanto – Bayer: After months of negotiations, St. Louis-based Monsanto Co. accepted an offer from Germany-based Bayer AG in September 2017 in a $66 billion enterprise value transaction. The transaction combines two of the six U.S. and European companies that dominate the agrochemical market and would

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[5] As firms bring back cash to the U.S., some see a fresh wave of mergers , LA Times, January 15, 2018

Performance data quoted represents past performance; past performance does not guarantee future results.



create a global agricultural and chemical giant with a broad array of products. In early October, European Commission-Competition delayed the Jan. 22, 2018 deadline for approval so that the companies can gather additional requested information. The new deadline for the Commission to decide over the deal is now March 5, 2018. As with NXPI, and arguably Time Warner as well, Monsanto has increased in value during the pendency of the transaction and has also benefited from tax reform, so the downside in the event of deal termination has been reduced significantly.

Statistical Summary

REGIONAL EXPOSURE



SECTOR EXPOSURE



Type of Buyer	
Strategic	99.23%
Financial	0.77%

By Deal Type	
Friendly	99.76%
Hostile	0.24%

Deal Terms	
Cash	39.09%
Stock & Stub	20.10%
Cash & Stock	17.43%
Stock with Flexible Exchange Ratio (Collar)	17.21%
Stock with Fixed Exchange Ratio	3.56%
Undetermined*	2.62%

* The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at a later date, potentially at the option of the Fund's investment adviser.

Event-Driven Activity

Event-driven funds have a broader mandate than pure merger arbitrage, and the tradeoff is that the risk-reward profile is more magnified. There exists the potential for greater returns with greater volatility. There is a larger range of investments to choose from, but they do not necessarily have the natural market neutrality that a merger arbitrage investment may have. As an economic cycle ages, the variety of investment opportunities will change. If merger activity were to wane, other types of transactions such as corporate restructurings, asset sales, and bankruptcy reorganizations would take its place. Opportunities in post-bankruptcy emergences and capital structure arbitrage arise as well. Corporate funding and litigation events may even become more common. However, selective merger arbitrage will continue to be at the core of an uncorrelated market neutral event-driven portfolio. As discussed above, the current economic environment is conducive to merger activity, and both the volume and quality of deals make it appropriate for the WCM Alternatives: Event-Driven Fund to continue to hold significant investments in mergers and acquisitions.

Performance data quoted represents past performance; past performance does not guarantee future results.



Westchester Capital
FUNDS

Among 2017's biggest acquisitions, represented in both our merger arbitrage and event-driven portfolios were U.S. drugstore chain operator CVS Health Corp.'s (CVS.N) $69 billion agreement to buy health insurer Aetna Inc.; Walt Disney Co.'s $52 billion deal to buy film and television businesses from Rupert Murdoch's Twenty-First Century Fox Inc.; and aerospace supplier United Technologies Corp.'s $30 billion agreement to buy avionics maker Rockwell Collins Inc. Many of these deals had stock as part of the purchase price, with acquirers emboldened to use their own shares as currency given their high stock market valuations, as opposed to offering just cash. However, there were also a number of attractive non-merger related investments which were accretive to the portfolio such as Europe-based Atlas Copco, the bonds of GenOn Energy Inc., and the split up of automobile technology company Delphi.

Following the path of other European and U.S. industrials that have created shareholder value through spin-offs, Atlas Copco announced that it would be spinning off its mining and rock excavation business (Epiroc) in early 2018.

The Epiroc business represents approximately 30% of the Atlas' sales and is set to capitalize on the global uptick in mining cap-x spending. Epiroc and the less cyclical compressor business should be more attractive to investors as separate companies. We believe both companies will be well positioned to return capital to shareholders or use their currencies to consolidate other sector participants.

GenOn Energy Inc. is an independent power producer with multiple power plant assets. It is currently in Chapter 11 and is liquidating its assets in a court-approved auction process. Under the restructuring plan that has been approved by the bankruptcy court, the GenOn bonds that we own are at the highest secured level and will accrue 9% interest (paid monthly) during the liquidation process. We expect the GenOn liquidation to be completed and bond principal returned prior to the summer of 2018. This is an attractive investment with a calculable terminal value, exit strategy, and time frame.

Automotive equipment manager Delphi Technologies spun off its powertrain business on December 5th and renamed the remaining company Aptiv. Aptiv focuses on Electric/Electronic Architecture and Electronics and Safety. The investment thesis rests upon the removal of the parent's conglomerate discount, and that as a separate listing Aptiv would be valued as a less cyclical yet higher growth company, with additional cache because of its important role in developing the "connected car."

Portfolio Performance Summary

Strategy	Allocations
Arbitrage	64.08%
Special Situations	14.92%
Restructurings	11.33%
Credit-Catalyst Opportunities	9.67%
Total	100.00%

Strategy allocations result from our bottom-up process; our investment decisions are based on the unique characteristics of each opportunity. Every investment is based on disseminated information rather than speculation, has a defined timeline and calculable expected return. The strategy is designed to "go where the events are." We do not proactively weight the portfolio according to defined allocations to macro-factors such as strategy, sector and even country.

The WCM Alternatives: Event-Driven Fund (WCEIX) returned 0.52% for the quarter, which brought calendar-year 2017 performance to 4.72%. As mentioned above, the Fund is up 1.77% in 2018 thus far, and its trailing 1-year performance is 5.61%. The Fund participated in 121 events throughout the quarter, 92 positions posted gains versus 29 with negative marks-to-market. We entered into 27 new positions and suffered no terminated transactions. As of December 31, the Fund held 100 positions and was fully invested.

Performance data quoted represents past performance; past performance does not guarantee future results.



Westchester Capital
F U N D S

OUR COMPANY

WCM manages a total of six SEC-registered mutual funds. Our other vehicles span a spectrum from lower-return, lower-volatility expectations to higher volatility with potentially higher return expectations:

Account	Vehicle	Strategy	Inception
The Merger Fund®	SEC '40-Act Fund	Merger Arbitrage	1989
Institutional Share Class (MERIX)			2013
Investor Share Class (MERFX)			1989
The Merger Fund VL (MERVX)	Variable Insurance Trust	Merger Arbitrage	2004
WCM Alternatives: Credit Event Fund *New*	SEC '40-Act Fund	Opportunistic Credit	2017
Institutional Share Class (WCFIX)			2017
Investor Share Class (WCFRX)			2017
WCM Alternatives: Event-Driven Fund	SEC '40-Act Fund	Event-Driven	2014
Institutional Share Class (WCEIX)			2014
Investor Share Class (WCERX)			2017
JNL/Westchester Capital Event Driven Fund	Sub-advised SEC '40-Act Fund	Event-Driven	2015
Westchester Merger Arbitrage Strategy of the JNL Multi-Manager Alternative Fund	Sub-advised SEC '40-Act Fund	Merger Arbitrage	2016

Westchester Capital Management is also pleased to announce the launch of the WCM Alternatives: Credit Event Fund as of December 29, 2017. As noted in prior letters, many investors have requested such a vehicle, which aims to provide a regular income stream in the form of monthly distributions, yet will target an absolute return profile through investment in catalyst-driven fixed income instruments or securities with a similar profile. It will have differentiated exposure but will have higher targeted return and volatility levels than The Merger Fund®. We view this as a natural extension of our business model of providing dependable, liquid, alternative investment products to investors wishing to diversify their portfolio of otherwise correlated investments.

As usual, quarterly statistical summaries for any of our vehicles are provided within two weeks of the end of the quarter – typically one month prior to the release of the quarterly letter. They are available electronically on our website, and we would be happy to provide a scheduled email as soon as the data becomes available. For convenience, investors can arrange for e-alerts of important Fund communications. Through our website at www.westchestercapitalfunds.com, you can check direct account balances, make purchases and sales, and sign up for notification of trade confirmations, statements, and shareholder communications via e-mail.

Roy Behren

Mike Shannon

Performance data quoted represents past performance; past performance does not guarantee future results.

IMPORTANT DISCLOSURES

Before investing in The Merger Fund®, WCM Alternatives: Event-Driven Fund, and/or the WCM Alternatives: Credit Event Fund carefully consider the investment objectives, risks, charges, and expenses. For a prospectus or summary prospectus containing this and other information, please call (800) 343-8959. Please read the prospectus carefully before investing. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Shares of JNL/Westchester Capital Event Driven Fund are offered to separate accounts of participating life insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Shares of the fund are not offered directly to the public. For a prospectus containing information for any variable annuity or variable life product that invests in the Fund, contact your financial advisor or the offering insurance company for a contract prospectus and prospectus for the underlying funds. Please read it carefully before investing. Variable annuities are long-term, tax-deferred investments designed for retirement, involve investment risks and may lose value. Earnings are taxable as ordinary income when distributed and may be subject to a 10% federal tax penalty if withdrawn before age 59½. Optional benefit costs are added to the ongoing fees and expenses of the variable annuity. A prospectus for WCM Alternatives: Credit Event Fund may be obtained by calling (800) 343-8959.

Variable annuities (VA650, VA660) are issued by Jackson National Life Insurance Company® (Home Office: Lansing, Michigan) and in New York (VA650NY, VA660NY) by Jackson National Life Insurance Company of New York® (Home Office: Purchase, New York). Variable annuities are distributed by Jackson National Life Distributors LLC, member FINRA. May not be available in all states and state variations may apply. These products have limitations and restrictions, including withdrawal charges, recapture charges and excess interest adjustments (interest rate adjustments in New York) where applicable. Jackson® issues other annuities with similar features, benefits, limitations, and charges. Contact Jackson for more information. Jackson is the marketing name for Jackson National Life Insurance Company and Jackson National Life Insurance Company of New York.

Fund holdings and sector allocations are subject to change and should not be considered a recommendation to buy or sell any security. The Ten Largest Positions as a Percent of Net Assets for The Merger Fund® as of December 31, 2017, were: Altaba Inc. (11.74%), Time Warner Inc. (11.07%), NXP Semiconductors NV (8.34%), Worldpay Group PLC (5.69%), DowDuPont Inc. (4.78%), Sky PLC (4.28%), Rockwell Collins Inc. (3.61%), Abertis Infraestructuras S.A. (3.33%), Scripps Networks Interactive Inc. (3.33%), Monsanto Company (2.94%). The Ten Largest Positions as a Percent of Net Assets for The Merger Fund VL as of December 31, 2017, were: Altaba Inc. (11.76%), Time Warner Inc. (10.64%), NXP Semiconductors NV (8.13%), Worldpay Group PLC (5.31%), DowDuPont Inc. (4.76%), Sky PLC (4.20%), Rockwell Collins, Inc. (3.43%), Scripps Networks Interactive Inc. (3.30%), Abertis Infraestructuras S.A. (3.25%), Monsanto Company (2.82%) The Ten Largest Positions as a Percent of Net Assets for WCM Alternatives: Event-Driven Fund as of December 31, 2017, were: Altaba Inc. (11.52%), Time Warner Inc. (10.89%), DowDuPont Inc. (7.97%), NXP Semiconductors NV (7.83%), Worldpay Group PLC (7.67%), Sky PLC (5.86%), American International Group, Inc. (4.37%), CBS Corporation (4.30%), Monsanto Company (3.95%), GenOn Americas Generation LLC (3.78%). The WCM Alternatives: Credit Event Fund did not hold any of the securities mentioned.

Diversification does not assure a profit, nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Funds' return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Funds' may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Funds' and may produce significant losses. The Funds' hedging strategy will be subject to the Funds' investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Investments in lower rated and non-rated securities present a great risk of loss to principal and interest than higher rated securities. The WCM Alternatives: Credit Event Fund is non-diversified and therefore has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

Performance data quoted represents past performance; past performance does not guarantee future results.

Any tax or legal information provided is merely a summary of our understanding and interpretation of some of the current income tax regulations and is not exhaustive. Investors must consult their tax advisor or legal counsel for advice and information concerning their particular situation. Neither the Funds' nor any of their representatives may give legal or tax advice.

The views expressed are as of January 31, 2018, and are a general guide to the views of Westchester Capital Management, are subject to change, are not guaranteed and should not be considered recommendations to buy or sell any security. Distributions are not guaranteed.This document does not replace portfolio and fund-specific materials.

The Morningstar Rating™ for funds, or "star rating", is calculated for managed products (including mutual funds, variable annuity and variable life subaccounts, exchange-traded funds, closed-end funds, and separate accounts) with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, and the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receives 1 star. The Overall Morningstar Rating™ for a managed product is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating™ metrics.

The weights are 100% three-year rating for 36-59 months of total returns, 60% five-year rating/40% three-year rating for 60-119 months of total returns and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total returns. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. As of December 31, 2017, The Merger Fund® was rated against the following numbers of U.S.-domiciled Market Neutral funds over the following time periods: 118 funds in the last three years, 83 funds in the last five years, and 33 funds in the last ten years. With respect to these Market Neutral funds, The Merger Fund® – Investor share class received a Morningstar Rating of 3 stars, 3 stars and 3 stars for the three-, five- and ten-year periods, respectively. The Merger Fund® – Institutional share class received a Morningstar rating of 3 stars, 4 stars and 4 stars for the three-, five- and ten-year periods, respectively. Five and ten-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 8/1/2013 inception date of the MERIX Institutional shares and reflect the historical performance of the MERFX class,(inception date 1/31/1989), adjusted to reflect the fees and expenses of the Institutional shares. As of December 31, 2017, WCM Alternatives: Event-Driven Fund was rated against the following numbers of U.S.-domiciled Multi Alternative funds over the following time periods: 286 funds in the last three years. With respect to these Market Neutral funds, WCM Alternatives: Event-Driven Fund – Institutional share class received a Morningstar rating of 3 stars for the three year period. WCM Alternatives: Event-Driven Fund – Investor share class received a Morningstar Rating of 3 stars for the three year period. 3-year ratings are Extended Performance Ratings computed by Morningstar using historical adjusted returns prior to the 3/22/2017 inception date of the WCERX Investor shares and reflect the historical performance of the WCEIX share class, (inception date 1/2/2014), adjusted to reflect the fees and expenses of the Investor shares. © 2017 Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

Absolute return strategies are not intended to outperform stocks and bonds during strong market rallies. An absolute return fund may not achieve its goals and may underperform during periods of strong positive market performance.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The Bloomberg Barclays Aggregate Bond Index** is an intermediate-term index comprised of investment grade bonds. **The Morningstar Category: US Fund Market Neutral** is comprised of a universe of funds with similar investment objectives. **The Morningstar Category: The US Fund MultiAlternative** encompasses funds that have a majority of their assets exposed to alternative strategies and include both funds with static allocations to alternative strategies and funds tactically allocating among alternative strategies and asset classes. **The ICE BofA Merrill Lynch US 3-Month Treasury Bill Index** is comprised of a single issue purchased at the beginning of the month and held for a full month. **The Nasdaq Stock Market Index** is an American stock exchange. It is the second-largest exchange in the world by market capitalization, behind only the New York Stock Exchange. **The Dow Jones Industrial Average, also called DJIA**, is a stock market index that shows how 30 large publicly owned companies based in the United States have traded during a standard trading session. Indices are unavailable for direct investment. **The Russell 2000 Index** is a market capitalization-weighted benchmark index made up of the 2000 smallest US companies in the Russell 3000. **The Wilshire Liquid Alternative Event Driven Index℠** measures the performance of the event-driven strategy component of The Wilshire Liquid Alternative IndexSM. Event-driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy-backs, or other capital structure changes. The Wilshire Liquid Alternative Event Driven Index (WLIQAED) is designed to provide a broad measure of the liquid alternative event-driven market. **Standard Deviation** is the degree to which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market. **Correlation** is calculated using R-Squared; which is a measure that represents the percentage of a fund's movements that can be explained by movements in a benchmark index. A fund with low R-squared doesn't act much like the index. **The Hart-Scott-Rodino Antitrust Improvements Act of 1976** was adopted to provide the Federal government with the opportunity to review the potential effects on competition of certain mergers, acquisitions or other consolidations that meet the Act's size and other tests before such transactions are completed. Once all parties to a transaction submit completed filings and pay the filing fee (generally $45,000 per transaction imposed upon the acquiring person), there is a 30 day waiting period before the transaction may be completed. **Qualified Dividend Income**, as defined by the United States Internal Revenue Code, are ordinary dividends that meet specific criteria to be taxed at the lower long-term capital gains tax rate rather than at higher tax rate for an individual's ordinary income. The rates on qualified dividends range


from 0 to 23.8%. **Loss carryforward** refers to an accounting technique that applies the current year's net operating losses to future years' profits to reduce tax liability and track profits accurately. **Tax loss harvesting** is the practice of selling a security that has experienced a loss. By realizing, or "harvesting" a loss, investors are able to offset taxes on both gains and income. The sold security is replaced by a similar one, maintaining an optimal asset allocation and expected returns.

The return shown is based on net asset values calculated for shareholder transactions and may differ from the return shown in the financial highlights of the annual report, which reflects adjustments made to the net asset values in accordance with accounting principles generally accepted in the United States of America.

The Merger Fund®, WCM Alternatives: Event-Driven Fund and WCM Alternatives: Credit Event Fund is distributed by Quasar Distributors, LLC. The Merger VL is available through variable products offered by third-party insurance companies and is not affiliated with Quasar Distributors, LLC.



Westchester Capital
FUNDS

For more than 30 years, Westchester Capital has strived to help investors reduce total portfolio risk while providing absolute returns with low correlation regardless of market movements.

INVESTMENT PHILOSOPHY

Westchester Capital Management seeks to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital and minimizing volatility based risk.

INVESTMENT STRATEGY

The investment seeks to achieve capital growth by engaging in merger arbitrage. Under normal market conditions, the Fund invests at least 80% of its total assets principally in equity securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts, spin-offs, liquidations and other corporate reorganizations. It may invest in other investment companies, including exchange-traded funds ("ETFs").

FUND FACTS

Inception Date	5/24/2004
Ticker	MERVX
Primary Prospectus Benchmark	ICE BofAML US 3M Trsy Bill TR USD
Morningstar Category	US Insurance Market Neutral
Morningstar Institutional Category	Event Driven
Turnover Ratio	202%
Management Fee*	1.25%

*Expense ratios are as of the April 21, 2017 prospectus. The total annual operating expense ratio of the Fund was 2.85%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2018 only with the approval of the Board of Trustees), total annual operating expenses were 2.09%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Performance data quoted represents past performance; past performance does not guarantee future results. Returns greater than one-year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

INVESTMENT GROWTH

Time Period: 5/25/2004 to 1/31/2018



- Merger VL
- ICE BofAML US 3M Trsy Bill TR USD
- Wilshire Liq Alt Event Driven TR USD

RISK CHARACTERISTICS

Time Period: 2/1/2015 to 1/31/2018

	MERVX	S&P 500
3-yr Std Dev	2.68	10.15
3-yr Beta	0.19	1.00
3-yr Sharpe Ratio	0.52	1.40
3-yr Sortino Ratio	0.83	2.67
3-yr R2	53.63	100.00

TRAILING RETURNS (as of month-end)

As of Date: 1/31/2018



	MTD	3-month	1-year	3-year	5-year	10-year	Since Inception
Merger VL	1.39	0.83	3.60	1.88	2.26	3.73	4.61
ICE BofAML US 3M Trsy Bill TR USD	0.12	0.31	0.93	0.45	0.29	0.35	4.97
Wilshire Liq Alt Event Driven TR USD	0.87	0.82	3.29	1.09	0.89	2.34	3.40

- Merger VL
- ICE BofAML US 3M Trsy Bill TR USD
- Wilshire Liq Alt Event Driven TR USD

TRAILING RETURNS (as of quarter-end)

As of Date: 12/31/2017

	4Q	YTD	1 Year	5 Years	10 Years
Merger VL	0.09%	2.56%	2.56%	1.86%	3.31%
ICE BofAML US 3M Trsy Bill TR USD	0.28%	0.86%	0.86%	0.27%	0.39%
Wilshire Liq Alt Event Driven TR USD	0.31%	2.79%	2.79%	0.77%	2.18%



Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund
MERVX | CUSIP 589512102

January 31, 2018

PORTFOLIO

Average position size:	1.52%
Number of long positions:	71
Number of short positions:	24
Percent invested:	Fully
Short positions as a % of net assets:	30.21%

GEOGRAPHIC ALLOCATION

United States:	72.83%
Europe ex-U.K.:	16.98%
United Kingdom:	8.23%
North America Offshore:	0.95%
Japan:	0.60%
Australia:	0.40%

TOP TEN EQUITY HOLDINGS 59.68%

1. Altaba Inc.
2. Time Warner Inc.
3. NXP Semiconductors NV
4. Sky PLC
5. DowDuPont Inc.
6. Rockwell Collins, Inc.
7. Monsanto Company
8. Scripps Networks Interactive Inc.
9. Aetna Inc.
10. Twenty-First Century Fox, Inc. Cl. B

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.



FUND MANAGERS

ROY D. BEHREN | Began career in 1987
Portfolio Manager since 2007

Mr. Behren received a degree in economics from the University of Pennsylvania, Wharton School, a J.D. from the University of Miami Law School and an LL.M in Corporate Law from the New York University School of Law.

MICHAEL T. SHANNON | Began career in 1988
Portfolio Manager since 2007

Mr. Shannon received a degree in finance from Boston College. He is a CFA charter holder and a member of the CFA Institute.

Advantages of Investment In The Merger Fund VL

- Returns have historically had low correlation (beta) with those of the stock or bond market.
- Returns have historically been less volatile than equity markets as represented by our standard deviation.
- Merger arbitrage strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the Fund may provide a hedge to the decreased value of bonds.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges and expenses. The Merger Fund VL is available through variable products offered by third-party insurance companies. For a prospectus containing information for any variable annuity or variable life product that invests in The Merger Fund VL, contact your financial advisor or the offering insurance company for a contract prospectus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. You cannot invest directly in the index; **ICE BofAML US 3M Trsy Bill TR USD** is comprised of a single issue purchased at the beginning of the month and held for a full month. **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes **The US Insurance Market Neutral** is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance. **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Sortino Ratio** measures the risk-adjusted return of an investment asset, portfolio, or strategy. It is a modification of the Sharpe ratio but penalizes only those returns falling below a user-specified target or required rate of return, while the Sharpe ratio penalizes both upside and downside volatility equally. **Beta** is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfolio with a beta less than 1 is less volatile than the market; **R-Squared** is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A fund with a low R-squared (70 or less) doesn't act much like the index.

Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

Q4 STATISTICAL SUMMARY

As of December 31, 2017:

QTD 2017: 0.09%

YTD 2017: 2.56%

Total Fund Assets: $31.7 million

Total Firm Assets: $ 2.9 billion

PORTFOLIO SNAPSHOT

REGIONAL EXPOSURE



67.48%
17.03%
14.36%
0.53%
0.44%
0.17%
United States
Europe ex-U.K.
United Kingdom
Asia ex-Japan
Australia
Japan

SECTOR EXPOSURE



33.25%
24.61%
11.48%
9.65%
5.31%
4.40%
3.47%
2.74%
2.66%
2.05%
0.38%
Information Tech.
Consumer Disc.
Materials
Industrials
Health Care
Energy
Financials
Utilities
Consumer Staples
Other
Telecom

DEAL TERMS



39.78%
20.72%
17.35%
17.29%
2.72%
2.13%
Cash
Stock and Stub
Cash & Stock
Stock with Flexible Exchange Ratio (Collar)
Stock with Fixed Exchange Ratio
Undetermined*

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/16.

[2]The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2018.

FUND FACTS

Portfolio Characteristics	
Inception Date:	May 26, 2004
Expenses Before Investment Related Expenses:[1,2]	1.40%
Total Operating Expense:[1]	2.85%
Portfolio Turnover Rate:[1]	202%

PORTFOLIO

Equity Investments	
Number of Long Positions:	64
Number of Short Positions:	24
Average Position Size:	1.60%
Quarter-end % Invested:	Fully
Short Positions as a % of Net Assets:	34.10%

Ten Largest Positions as a Percent of Net Assets	57.60%
Altaba Inc.	
Time Warner Inc.	
NXP Semiconductors NV	
Worldpay Group PLC	
DowDuPont Inc.	
Sky PLC	
Rockwell Collins, Inc.	
Scripps Networks Interactive Inc.	
Abertis Infraestructuras S.A.	
Monsanto Company	

Type of Buyer	
Strategic	99.31%
Financial	0.69%

By Deal Type	
Friendly	99.76%
Hostile	0.24%

Average Annualized Total Returns as of 12/31/2017

	YTD	1-year	5-year	10-year
The Merger Fund VL	2.56%	2.56%	1.86%	3.31%
ICE BofAML US Treasury Bill 3 Mon TR USD	0.86%	0.86%	0.27%	0.39%
Wilshire Liq Alt Event Driven TR USD	2.79%	2.79%	0.77%	2.18%
US Fund Market Neutral	2.42%	2.42%	1.48%	0.29%

Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

NOTABLE WINNERS		NOTABLE LOSERS	
Deal	**Attribution**	**Deal**	**Attribution**
Altaba Inc./Alibaba Group Holding	0.66%	Time Warner Inc./AT&T Inc.	-1.26%
Sky PLC	0.38%	Macro Portfolio Hedge	-0.14%
NXP Semiconductors NV	0.26%	MoneyGram International, Inc.	-0.13%
DowDuPont Inc.	0.12%	Monsanto Company	-0.12%
Rice Energy Inc./EQT Corporation	0.09%		
Huntsman Corporation	0.09%		

PERFORMANCE SUMMARY

Cumulative Change in Value of a $2,000 Investment Since Inception



This chart illustrates the performance of a hypothetical $2,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger arbitrage and event driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The ICE BofAML US 3M Treasury Bill TR Index** is comprised of a single issue purchased at the beginning of the month and held for a full month; **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. **The US Fund Market Neutral Index** attempts to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance.



Westchester Capital
FUNDS



The Merger Fund VL
A Westchester Capital Fund

Ticker Symbol

MERVX

Contents

About Us

- Improving Investor Outcomes
- Westchester Capital Management, LLC
- Key Milestones
- What Sets WCM Apart?
- Global Reach
- Absolute Returns
- Institutional Discipline

Historical Performance

- Average Annual Returns vs. Market Indices
- Result of Managing Risk
- Monthly Performance
- Effect of a Rising Rate Environment

Investment Overview

- Portfolio Manager Background
- Investment Philosophy
- Investment Process
- Portfolio Construction
- Risk Management
- Why Invest with Us?

Meet our Team

- Investment Management Team
- Business and Operations Management
- Contact Details

Important Disclosures

Westchester Capital
FUNDS



About Us

Westchester Capital
FUNDS

Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

College and Education Expenses	Wealth Preservation
Financing Retirement	Purchase of a Home
Wealth Transfer	Supplemental Income Generation

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

Westchester Capital Management, LLC

Firm
- Founded in 1980
- Over 400,000 investors worldwide

People
- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients
- There has been no investment professional turnover since firm inception, aside from retirement

Scale
- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



Westchester Capital Management   USD 2.9 Billion[1]

Merger Arbitrage	Multi-Event	Credit
USD 2.5 Billion	**USD 346.9 Million**	**USD 2.7 Million**
The Merger Fund The Merger Fund VL JNL Multi-Manager Alternative Fund (Merger Arbitrage Sleeve) Private Placements	WCM Alternatives: Event-Driven Fund JNL/Westchester Capital Event Driven Fund	WCM Alternatives: Credit Event Fund

Over 30 years of delivering alternative investment solutions for institutional and individual investors.

[1] As of December 31, 2017. Assets under management includes private funds advised by Westchester Capital Management, LLC's affiliated investment advisor. Figures may not add due to rounding.

Key Milestones

1980	Westchester Capital Management ("WCM") is founded.
1987	WCM launches a domestic hedge fund.
1989	The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry.
1996	WCM launches an offshore hedge fund.
2004	The Merger Fund VL is launched.
2005	U.S. and offshore hedge funds are combined into a master/feeder structure.
2008	WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund, a multi-event strategy.
2011	The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched.
2012	Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission.
2014	The WCM Alternatives: Event-Driven Fund is launched.
2015	WCM becomes the Sub-Advisor to the JNL/Westchester Capital Event Driven Fund, a multi-event strategy.
2016	WCM becomes the Sub-Advisor to the Westchester Merger Arbitrage Strategy sleeve of the JNL Multi-Manager Alternative Fund.
2017	The WCM Alternatives: Credit Event Fund is launched.

[1]As of September 2013, Hudson Valley Partners, L.P. was renamed WCM Hudson Valley Partners, L.P.; The Merger Fund Ltd. was renamed WCM Merger Fund Ltd.; GS Master Trust was renamed WCM Master Trust and Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

Westchester Capital
FUNDS

6

What Sets WCM Apart?

Expertise

Having invested in over 4,000 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to limit volatility.

Expertise

Expertise | Global Reach | Absolute Returns

We manage the assets of some of the world's leading institutions and high net worth investors.

- **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.
- **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.
- **Trusted advisor**: Approximately $2.9 billion in AUM with over 350,000 investors worldwide.
- **Proven track record:** Only three negative years since Firm's inception in 1980.
- **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,500 corporate reorganizations, over 98% of which were successfully completed.

Westchester Capital FUNDS
8

Global Reach

Expertise | **Global Reach** | Absolute Returns

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

Global Networks	U.S. & Foreign Anti-Trust Counsel	Economic Advisors
	U.S. & Foreign Regulatory Counsel	Political Experts
	Industry Consultants	Counterparty Risk Consultants

Westchester Capital
FUNDS

Absolute Returns

Expertise

Global Reach

Absolute Returns

Risk management is key product differentiator

ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

Westchester Capital
F U N D S

Institutional Discipline

Global Reach | Absolute Return Focus | Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

PEOPLE

- Depth and experience of investment talent
- Continuity of investment team leadership

PROCESS

- Fundamentally sound and repeatable
- Commitment to risk management

PHILOSOPHY

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

PERFORMANCE

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.



Historical Performance

Westchester Capital
FUNDS

The Merger Fund VL – Standardized Performance

Trailing Returns (as of quarter end)

As of Date: 12/31/2017

	Q4 2017	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception
Merger VL	0.09%	2.56%	2.56%	1.35%	1.86%	3.31%	4.57%
Wilshire Liq Alt Event Driven TR USD	0.31%	2.79%	2.79%	0.68%	0.77%	2.18%	2.86%
ICE BofAML US 3M Trsy Bill TR USD	0.28%	0.86%	0.86%	0.41%	0.27%	0.39%	1.29%
US Fund Market Neutral	0.79%	2.42%	2.42%	1.41%	1.48%	0.29%	0.97%

Expense ratios are as of the April 21, 2017 prospectus. The total annual operating expense ratio of the Fund was 2.85%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2018 only with the approval of the Board of Trustees), total annual operating expenses were 2.09%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Performance data quoted represents past performance; past performance does not guarantee future results. Returns greater than one-year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

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Average Annualized Returns vs. Market Indices

Returns

As of Date: 12/31/2017



Legend:
- ■ Merger VL
- ■ Wilshire Liq Alt Event Driven TR USD
- ■ ICE BofAML US 3M Trsy Bill TR USD
- ■ US Fund Market Neutral

3-year Trailing Risk Statistics

Time Period: 1/1/2015 to 12/31/2017   Calculation Benchmark: S&P 500 TR USD(1936)

	Std Dev	Beta	Sharpe Ratio	Sortino Ratio	R2
Merger VL	2.59%	0.18	0.35	0.54	49.92
Wilshire Liq Alt Event Driven TR USD	2.83%	0.21	0.08	0.12	55.06
ICE BofAML US 3M Trsy Bill TR USD	0.12%	0.00	-0.36	-1.01	0.26
US Fund Market Neutral	1.32%	0.08	0.73	1.33	34.48

3-month T-Bill used for risk-free rate. Expense ratios are as of the April 21, 2017 prospectus. The total annual operating expense ratio of the Fund was 2.85%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2018 only with the approval of the Board of Trustees), total annual operating expenses were 2.09%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Inception of The Merger Fund VL is March 24, 2004.

Investment Growth

Inception, May 24, 2004 through December 31, 2017



▬ Merger VL	▬ Wilshire Liq Alt Event Driven TR USD	▬ ICE BofAML US 3M Trsy Bill TR USD
‑ ‑ US Fund Market Neutral		

This chart illustrates the performance of a hypothetical $2,000 investment made 15 years ago. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

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Past performance does not guarantee future results.

The Merger Fund VL

Monthly, Inception – December 31, 2017

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
2017	0.38	0.28	0.19	0.66	0.47	0.19	0.00	0.00	0.28	0.65	-1.29	0.75	**2.56**
2016	-0.96	0.29	1.54	-0.95	1.34	-0.38	0.38	0.19	0.19	-0.28	0.66	0.43	**2.44**
2015	-0.18	1.66	-0.09	0.09	0.45	-1.17	-0.18	-1.10	-1.30	1.31	-0.46	0.11	**-0.90**
2014	-0.55	1.10	0.09	0.45	1.00	0.81	-0.53	0.89	-1.33	-1.17	0.45	0.18	**1.37**
2013	-0.57	0.19	0.67	0.28	0.09	-0.28	1.04	0.09	0.84	0.74	0.09	0.63	**3.88**
2012	-0.10	0.96	0.28	0.38	-1.51	0.19	0.29	0.95	-0.19	-1.04	1.05	1.26	**2.52**
2011	0.91	0.45	1.61	0.88	0.00	-0.35	-1.66	-2.85	-1.19	2.13	0.82	0.24	**0.87**
2010	0.56	0.74	0.74	-0.27	-1.93	0.84	1.30	0.83	1.18	0.45	0.18	0.59	**5.30**
2009	0.71	-0.50	4.04	1.26	0.77	0.57	0.57	1.13	0.74	0.09	0.55	1.34	**11.80**
2008	-2.61	2.37	-1.51	4.40	3.62	-3.59	2.55	2.68	-3.17	-2.50	0.10	1.85	**3.79**
2007	1.30	1.45	0.42	0.92	1.99	-0.24	-1.55	1.16	0.25	1.31	-4.36	-0.39	**2.11**
2006	2.37	1.96	1.31	0.52	1.29	3.05	0.58	1.55	0.81	0.80	0.08	1.14	**16.55**
2005	0.00	0.09	0.94	0.00	1.31	0.46	1.38	0.72	0.27	-3.67	1.86	1.19	**4.53**
2004	-	-	-	-	-0.40	0.30	-1.40	1.52	0.80	0.79	1.97	2.32	**6.00**

Inception: May 24, 2004. The performance figures shown above for The Merger Fund VL are net of all fees and expenses. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Discrepancies between totals and sum of individual months are due to rounding.

Westchester Capital
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Effect of a Rising Rate Environment

Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.



As rates increase…

FIXED INCOME INVESTMENTS	ABSOLUTE RETURN STATEGIES
Bond Prices Fall	Targeted Rates of Return Rise
Interest Rates Rise	Interest Rates Rise

…rates of return potential rise for merger arbitrage transactions.

Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.

For illustrative purposes only.



Investment Overview

Westchester Capital
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Portfolio Manager Background

Roy D. Behren, *Managing Member, Portfolio Manager, Member Investment Committee*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

Michael T. Shannon CFA, *Managing Member, Portfolio Manager, Member Investment Committee*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

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Investment Philosophy

The Merger Fund VL seeks to achieve capital growth by investing principally in securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

A portfolio derived from high conviction ideas from global markets

We:

Invest in highly liquid situations across the globe

- Although we invest principally in equities, we are capital-structure agnostic.

Focus on absolute returns, not relative value

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and
- At the same time, we concentrate on minimizing volatility and deal-completion risk.

Avoid speculative situations; we do not invest on rumor

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

Our investments are predicated *primarily* on the successful completion of the corporate event.

Investment Process

Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

Deal Hedge	**Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction. **Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only. • *Residual Market or Beta Exposure*: may hedge through use of macro sector hedges, typically via put options.
Currency Hedge	**Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion.
Macro Hedge	During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads.
Sell Discipline	• **When the risk/reward relationship is no longer favorable** • **When there is concern about the status of the transaction**

Why Invest with Us?

The Merger Fund VL offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,500 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.



Meet Our Team

Investment Management Team



Roy D. Behren, *Managing Member, Portfolio Manager, Member Investment Committee*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



Michael T. Shannon, *Managing Member, Portfolio Manager, Member Investment Committee*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.

Investment Management Team (cont.)



Robert K. Lynch, *Director of Research*

Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



Abraham R. Cary, *Head Trader and Research Analyst, Member Investment Committee*

Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



Steven V. Tan, *Senior Equity Analyst & Director of Credit Research*

Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.

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Investment Management Team (cont.)



Benjamin E. Kunofsky, *Trader*
Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.



Michael Corigliano, *Analyst/Trader*
Michael joined WCM in 2015 as an Analyst, with broad equity derivatives experience, including a deep expertise in options modeling. Prior to joining WCM, Michael was an Equity Derivatives Trader at Capstone Investment Advisors from 2007 to 2010. Michael was then a Portfolio Manager at Bell Curve Capital, a derivatives-focused hedge fund, for four years prior to joining WCM. Michael graduated from the University of Pennsylvania's School of Engineering in 2006, with a Bachelor of Applied Science.

Business, Distribution and Operations Management



Bruce J. Rubin, *Chief Operating Officer & Chief Compliance Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



Jody Harris-Stern, *Managing Director, Head of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



Thomas Macior, *Managing Director, Head of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.

Business, Distribution and Operations Management (cont.)



J.T. Fucigna, *Managing Director, Business Development*

J.T. joined WCM as Managing Director of Business Development in June 2017. He received his B.A. in Political Science and Economics from Boston College and his M.B.A. from the Columbia University Graduate School of Business. J.T. worked over nine years in institutional fixed income sales at the First Boston Corporation and Smith Barney, as well as being a trader at Lehman Brothers. He began his asset management career at Chase Asset Management before spending over 10 years at Merrill Lynch & Co, primarily in the Fund of Hedge Funds unit, holding roles as both a portfolio manager and a senior product specialist. He then spent eight years in US private wealth business development for London based hedge funds Aspect Capital and the Man Group, focusing on relationships with key management, decision makers, and advisors at financial intermediary channels.



Reny Mathew, *Associate Director, Sales and Investor Relations*

Reny joined WCM in 2017 as Associate Director, Sales and Investor Relations. He received a B.S. from the University at Buffalo in Business Administration. Reny began his career in 2004 at Lord Abbett as a sales and business development officer where he spent three years. He then spent ten years in asset raising roles within several other firms, including XTF Global Asset Management and Dreyfus Investments. Prior to joining WCM, Reny was Hybrid Wholesaler at HSBC Global Asset Management. He currently holds the Certified Investment Management Analyst (CIMA®) certification.

Business, Distribution and Operations Management (cont.)



Christopher J. Colomb, *Controller*
Christopher joined WCM in 2017 as Controller. He graduated from UNC-Wilmington with a B.S. in Economics and Finance as well as a Master's degree in Accounting. Christopher spent the first six years of his career at Deloitte serving and managing a variety of clients in various sectors. He then spent two years as a Business Area Controller at Fortress Investment Group LLC which included experiences within the credit hedge funds, credit private equity and traditional asset management businesses. Christopher is also a certified public accountant.



Amy L. Nazimiec, *Associate Compliance Officer*
Amy joined WCM as Associate Compliance Officer in 2015. She graduated from Brandeis University with a B.A. in Economics. Amy began her career in 2005 at BlackRock and gained additional experience in operations and compliance at Old Mutual Asset Management Trust Company. Prior to joining WCM she was a Compliance Analyst at Towers Watson Investment Services, Inc.



Michael Bauco, *Director of Operations*
Michael joined WCM in 2016 as Director of Operations. He graduated from Western Connecticut State University with a B.A. in Finance. Michael began his career in 2007 at IBM and gained operations experience at hedge funds DKR Capital and Shumway Capital. Prior to joining WCM, Michael spent 5 years at Deimos Asset Management (previously known as Guggenheim Global Trading until 2015).



Laura Morgan, Robin Cosgrove and Stacey Fornabaio comprise our middle office and operational staff. Stacey has been with Westchester Capital Management since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

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Contact Information

Investment Adviser: Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

Website:

www.westchestercapitalfunds.com

Shareholder Services: The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959

Investment Professionals: Sales Support

Managing Director, Head of Strategic Accounts and Investor Relations: Jody Harris-Stern

914-741-5600 ■ jharris-stern@mergerfund.com

Managing Director, Head of Business Development: Thomas Macior

914-741-5600 ■ tmacior@mergerfund.com

Managing Director, Business Development: J.T. Fucigna

914-741-5600 ■ jtfucigna@mergerfund.com

Associate Director, Sales and Investor Relations: Reny Mathew

914-741-5600 ■ rmathew@mergerfund.com

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Important Disclosures

The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change. No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC. It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed. This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering. Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.

Mutual fund investing involves risk. Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Non-Diversification Risk, Short Selling Risk and Market Risk.

As a non-diversified fund, the Fund has a greater potential to realize losses upon the occurrence of adverse events affecting an issuer in its portfolio.

This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.

Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Important Disclosures (continued)

Definitions: **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The ICE BofAML US 3M Treasury Bill TR Index** is comprised of a single issue purchased at the beginning of the month and held for a full month; **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes; **The US Fund Market Neutral Index** attempts to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance. **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.